                      NEWS RELEASE

BRASCAN CORPORATION ANNOUNCES
NORMAL COURSE ISSUER BID

TORONTO, April 15, 2003 – Brascan Corporation (TSX: BNN.A, NYSE: BNN) announced today that it received approval from the Toronto Stock Exchange for its proposed normal course issuer bid to purchase up to 14,400,000 Class A Limited Voting Shares (“Class A Shares”) representing approximately 8% of the company’s outstanding Class A Shares. Purchases pursuant to the bid will be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The period of the normal course issuer bid will be from April 21, 2003 to April 20, 2004, or an earlier date should Brascan complete its purchases. Brascan will pay the market price at the time of acquisition for any Class A Shares purchased through the facilities of the Exchanges. All Class A Shares acquired by Brascan under this bid will be cancelled.

Under a previous normal course issuer bid that expires on April 18, 2003, Brascan purchased 6,538,200 Class A Shares through open market purchases on the Toronto Stock Exchange and the New York Stock Exchange at an average price per share of $29.78.

Brascan maintains an issuer bid because it believes that, on occasion, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. The company believes that in such circumstances, the outstanding Class A Shares represent an attractive investment for  Brascan, since a portion of the company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the issuer bid.

Brascan Corporation is a North American based real estate, power generation and asset management company. With US$15 billion of invested capital, current operations include 55 premier properties and 38 power generating facilities.  Brascan is listed on the Toronto Stock Exchange under the symbol BNN.A and the New York Stock Exchange under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brascancorp.com

–  30  –